November 27, 2012

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:         ING Mutual Funds

SEC File Nos.  033-56094; 811-07428

Dear Mr. Thompson:

This letter responds to comments provided to Jay Stamper on November 15, 2012, for Post-Effective Amendment No. 162 filed on or about October 4, 2012, to the Registration Statement on Form N-1A for ING Funds Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

ING GLOBAL BOND FUND PROSPECTUS

1.

Comment:

The Staff requested confirmation that all contracts and waiver agreements will be made a part of the filing.

Response:

The Registrant confirms that all contracts and waiver agreements will be filed as part of the Registration Statement.

2.

Comment:

The Staff requested that the Registrant clarify why the Fund’s portfolio turnover rate is high. Additionally, the Staff requested that the Registrant clarify why a high portfolio turnover rate is not disclosed as part of the risk and principal strategies of the Fund.

Response:

The Registrant submits that this Fund’s portfolio turnover rate over the last three fiscal years has been in the 400% to 440% range due to its investment strategy and selection process.  The Registrant also submits that there is language included in the Fund’s summary prospectus and the summary section of the statutory prospectus as required by Item 3 of Form N-1A which explains “portfolio turnover” as well the impact or risks of a high portfolio turnover rate. The prospectus language is included below:

“The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transactions costs. These costs, which are not reflected in Annual Portfolio Operating Expenses or in the Expense Examples, affect the Portfolio’s performance.”

Mr. Brion Thompson

U.S. Securities and Exchange Commission

November 27, 2012

3.

Comment:

With respect to the use of “Global” in the name of ING Global Bond Fund, the Staff requested additional disclosure that a significant amount of the Fund’s assets will be invested outside the United States. In addition, the Staff also requested that the Registrant add disclosure indicating how the Fund would maintain disclosure across a number of different countries.

Response:

The Registrant appreciates Staff’s comment but believes the disclosure indicating that the Fund will invest in a “number of different countries” is consistent with the guidance provided by the U.S. Securities and Exchange Commission in footnote 42 of the Investment Company Act release number 24828 and additional disclosure is not necessary.

4.

Comment:

As the Fund is subject to Rule 35d-1 of the Investment Company Act of 1940 (“Rule 35d-1”) as it uses the term “Bond” in the Fund’s name, and as the Fund also includes derivatives as a possible investment strategy in the Prospectus, the Staff requested that the Registrant identify:  (1) how the Fund will invest in derivatives in relation to bonds for purpose of the “80% test” policy of its principal investment strategies; and (2) how the Fund will measure derivatives towards the Fund’s 80% policy.

Response:

The Registrant confirms that the Fund does not use derivatives as part of its 80% test.

5.

Comment:

The Staff requested that the Registrant explain the absence of a line item for “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table as required by Item 3(3)(f)(i) of Form N-1A when reference is made to investment in Other Investment Companies in the Fund’s Principal Investment Strategies and Principal Risks.

Response:

Although the Fund may not currently be investing in Other Investment Companies, and therefore there are no Acquired Fund Fees and Expenses, it may invest in Other Investment Companies in the future. Therefore the language in the Principal Investment Strategies and the corresponding risk are appropriate. For any subsequent updates to the Fund’s Prospectus, if the Fund’s investments in Other Investment Companies exceed 0.01%, the Registrant will include the line item “Acquired Fund Fees and Expenses” in accordance with Instruction (3)(f)(i) to Item 3 of Form N-1A.

6.

Comment:

The Staff commented that the entire Principal Investment Strategies disclosure should be included in the statutory section of the Prospectus in accordance with Item (9)(b) instead of a reference to the disclosure being included in the summary section of the prospectus.

Response:

The Registrant does not always include two separate versions of a fund’s Principal Investment Strategies in its Prospectuses: Item 4(a) (summarized) version and Item 9(b) (detailed) version.  Instead, the Registrant may choose to provide all required information in the “Principal Investment Strategies” of the summary section of the Prospectus without repeating it in the statutory section of the Prospectus.  The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any

Mr. Brion Thompson

U.S. Securities and Exchange Commission

November 27, 2012

item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”  This presentation is also consistent with the Registrant’s previous disclosure of this information and is followed by other funds in the industry.

STATEMENT OF ADDITIONAL INFORMATION

7.

Comment:

The Staff commented that the sentence that states privately issued mortgage-backed securities will not be treated as constituting a single, separate industry is in contradiction with the views of the SEC in that the SEC considers these to be concentration in a single, separate industry.

Response:

The Registrant appreciates the SEC staff’s comments on the Registrant’s disclosure related to privately issued mortgage-backed securities.  However, upon review of the disclosure the Registrant believes that its disclosure is consistent with the requirements of Sections 8 and 13 of the Investment Company Act of 1940, as amended (the “1940 Act”) and the SEC’s guidance on the same and therefore declines to make the Staff’s requested change.  Registrant notes that this disclosure is consistent with the Fund’s historical treatment of privately-issued mortgage backed securities for purposes of determining compliance with the Fund’s policy regarding concentration.

Section 8(b)(1)(E) of the 1940 Act, requires that a fund include in its registration statement:

a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein:

(E) concentrating investments in a particular industry or group of industries.

Section 13(a)(3) of the 1940 Act requires that, if a fund wishes to change its concentration policy, such change must be approved by the fund’s shareholders.

In 1983, the Securities and Exchange Commission (“SEC”) staff published guidelines in connection with the SEC’s initial adoption of Form N-1A. Guide 19 in particular provided guidance from the staff regarding concentration of investments in particular industries. Guide 19 stated:

“In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the ‘Directory’) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”  Although the guidelines were rescinded in 1998

Mr. Brion Thompson

U.S. Securities and Exchange Commission

November 27, 2012

in connection with unrelated amendments to Form N-1A, the SEC staff and registrants continue to rely on them.

The Registrant believes that the Fund’s policy to not treat privately issued mortgage-backed securities as a single, separate industry is reasonable and therefore consistent with the SEC Staff’s guidance in Guide 19.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

________________________

Paul A. Caldarelli

Senior Counsel

ING U.S. Legal Services

Attachment

cc:

Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

ATTACHMENT A

November 27, 2012

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:         ING Mutual Funds

SEC File Nos.  033-56094; 811-07428

Dear Mr. Thompson:

ING Mutual Funds (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

_______________________

Huey P. Falgout, Jr.

Chief Counsel

ING U.S. Legal Services

Attachments

cc:

Jeffrey S. Puretz, Esq.

Dechert LLP